

March 2, 2022

Abbott Cooper
Managing Member
Driver Management Company LLC
250 Park Avenue
7th Floor
New York, NY 10177

> **Re: REPUBLIC FIRST BANCORP INC**
> **PRRN14A filed February 23, 2022**
> **Filed by Driver Management Company LLC, et al.**
> **SEC File No. 0-17007**

Dear Mr. Cooper:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Revised preliminary proxy statement filed February 23, 2022

General

1. We refer to comment 1 in our prior comment letter dated February 7, 2022 and your response. We continue to believe that each participant's plans for Republic First is material information. To the extent that participants do not have specific plans, please disclose this fact in the revised proxy statement. Please revise to describe, as previously requested.

2. Refer to comment 2 in our prior comment letter dated February 7, 2022. We continue to believe that a participant's recent statements advocating for a sale of Republic First are material and should be included in the proxy statement. Your revised disclosure can explain the circumstances under which those statements were made, and may limit their scope with additional explanation. Your statements (and explanation) may be particularly

helpful to shareholders, since after they were made, the Braca Group filed beneficial ownership reports indicating that it has engaged a financial advisor to make contact with Republic First's financial advisor. Please revise your proxy statement, as previously requested.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Christina Chalk at (202) 551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions